As filed pursuant to Rule 424(b)(1)

Registration No. 333-110813

PROSPECTUS

8,500,000 Shares

Common Stock

We are offering 8,500,000 shares of our common stock, par value $0.10 per share.

Our common stock is traded on The Nasdaq National Market under the symbol “NABI.” On December 17, 2003, the last reported sale price of our common stock was $10.35 per share.

Investing in our common stock involves risks. “ Risk Factors” begin on page 7.

	Per Share	Total
Public offering price	$10.00	$85,000,000
Underwriting discount and commission	$0.60	$5,100,000
Proceeds to Nabi Biopharmaceuticals (before expenses)	$9.40	$79,900,000

We have granted the underwriters a 30-day option to purchase up to an additional 1,275,000 shares of our common stock, on the same terms as set forth above, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about December 23, 2003.

LEHMAN BROTHERS

WACHOVIA SECURITIES

U.S. BANCORP PIPER JAFFRAY

HARRIS NESBITT GERARD

December 17, 2003

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give you any information or to represent anything not contained in this prospectus, and, if given or made, you must not rely on any such information or representation as being authorized by us.

The SEC allows us to incorporate into this prospectus certain information contained in other documents that we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The reports and other documents that we file after the date of this prospectus will modify, supplement and supercede the information in this prospectus.

References in this prospectus to “we,” “our,” “us” and “the company” refer to Nabi Biopharmaceuticals. Nabi Biopharmaceuticals™, Nabi®, PhosLo®, Nabi-HB®, Nabi-HB Intravenous™, StaphVAX®, Altastaph™, Civacir™ and NicVAX™ are our trademarks, and we have rights to some other trademarks included in this prospectus. This prospectus also includes trademarks of other parties.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and the financial statements and notes to those statements incorporated in this prospectus by reference from our other filings with the SEC. You should read the entire prospectus carefully, especially the risks of investing in our common stock, which we discuss under “Risk Factors”, before making an investment decision.

Nabi Biopharmaceuticals

We apply our knowledge of the human immune system to commercialize and develop products that address serious, unmet medical needs. We have a broad portfolio of marketed biopharmaceutical products with growing revenues that generate cash flow to support the development of our clinical product candidates and our research programs. Our clinical product pipeline is composed of novel vaccines and antibody based biopharmaceutical products that are designed to prevent and treat infections, such as Staphylococcus aureus, or S. aureus, hepatitis B and hepatitis C, and nicotine addiction. We have exclusive rights to commercialize all of our clinical development candidates.

Through our own specialty sales force we market five biopharmaceutical products: PhosLo, Nabi-HB, WinRho SDF, Aloprim and Autoplex T. Sales of our biopharmaceutical products for the nine months ended September 28, 2002 and September 27, 2003 were $61.8 million and $75.4 million, respectively. Our principal biopharmaceutical products are PhosLo, Nabi-HB and WinRho SDF.

•	PhosLo is a prescription phosphate binder indicated for the control of hyperphosphatemia, or elevated blood phosphorus levels, in end-stage renal, or kidney, disease patients. We currently market PhosLo in the U.S. and plan to seek PhosLo registration and commercialization in other markets, initially in the European Union, or EU. We acquired worldwide rights to PhosLo in August 2003.

•	Nabi-HB is a human polyclonal antibody based product for the prevention of hepatitis B infections following accidental exposure to hepatitis B virus, or HBV. We believe that the majority of our Nabi-HB sales are for intravenous use to prevent reinfection with hepatitis B disease in HBV-positive liver transplant patients. Currently, Nabi-HB is not approved for this use. Although we do not market Nabi-HB for this use today, we have filed a Biologics License Application, or BLA, for the use of an intravenous formulation of Nabi-HB to prevent reinfection with hepatitis B disease in HBV-positive liver transplant patients. We anticipate a response from the Food and Drug Administration, or FDA, during the first half of 2004. We also plan to seek Nabi-HB Intravenous registration and commercialization in certain European countries. Nabi-HB Intravenous has received Orphan Drug Designation from the FDA.

•	WinRho SDF is a human polyclonal antibody based product for the treatment of immune thrombocytopenia purpura, or ITP. ITP is an autoimmune disease that manifests itself in abnormally low platelet levels resulting in excessive bleeding.

We have four product candidates in clinical development: StaphVAX, Altastaph, Civacir and NicVAX. Our lead clinical candidate is StaphVAX.

StaphVAX

We are developing StaphVAX for patients who are at high risk of S. aureus infection and who are able to respond to a vaccine by producing their own antibodies. In the U.S. alone there are estimated to be 12 million of these patients. We believe that the potential global market for products to prevent S. aureus and other Gram-positive infections is approximately $1-$2 billion.

We have initiated a confirmatory Phase III clinical trial of StaphVAX to support a BLA filing in the U.S. Enrollment in this trial is underway. We expect to complete enrollment by mid-2004 and to file a BLA for

StaphVAX by the end of 2005. We recently increased the size of this trial from 3,000 to approximately 3,600 subjects to increase the trial’s statistical power so that we can demonstrate statistical significance with a clinical reduction of 50% or more in types 5 and 8 S. aureus infections.

After a series of discussions with various EU regulatory agencies, we have decided to file a Marketing Authorization Application, or MAA, with the EU by the end of 2004 for regulatory approval to market StaphVAX for the prevention of S. aureus bacteremia for up to 40 weeks in end-stage renal disease patients on hemodialysis. This filing will be based on efficacy data obtained from our previously completed Phase III clinical trial for StaphVAX completed in 2000. If the MAA is approved, we would be granted simultaneous regulatory approval to market StaphVAX for this indication throughout the EU. We also plan to file a supplement to the MAA dossier with the EU in the fourth quarter of 2005 incorporating data from the confirmatory Phase III clinical trial currently underway in the U.S. We will use these data to apply for an expansion of the initial proposed indication to an indication for the prevention of S. aureus bacteremia and secondary infections caused by bacteremia in at-risk adults. Related to the submission of our MAA, we have started the process of transferring the StaphVAX manufacturing process to Cambrex Bio Science Baltimore, Inc., or Cambrex Bio Science, our contract manufacturer for the manufacture of StaphVAX.

Other Clinical Programs

Altastaph

We are conducting a Phase II clinical trial of Altastaph for short-term protection against S. aureus types 5 and 8 in very low birth-weight newborns. We also are conducting a Phase I/II clinical trial of Altastaph in adults with persistent S. aureus infections. Altastaph is an investigational human polyclonal antibody product that contains high levels of specific antibodies to S. aureus types 5 and 8. These antibodies are collected from healthy donors who have been vaccinated with StaphVAX at our antibody collection centers. In contrast to StaphVAX, which is intended to provide long-term protection against S. aureus infection, we are initially developing Altastaph to provide short-term protection to patients at immediate risk of infection or who have compromised immune systems and cannot respond effectively to a vaccine. We anticipate reporting results from the clinical trials that are underway by the end of 2004.

Civacir

We are developing Civacir to prevent hepatitis C disease in liver transplant patients who are positive for hepatitis C virus, or HCV. The National Institutes of Health, or NIH, is funding and conducting a Phase I/II clinical trial of Civacir in HCV-positive liver transplant patients. We anticipate receiving the data from the trial in early 2004. Civacir has received Orphan Drug Designation from the FDA.

NicVAX

We are conducting a Phase I/II clinical trial and a Phase II clinical trial of NicVAX. NicVAX is an investigational vaccine to prevent and treat nicotine addiction that uses a conjugate vaccine technology similar to StaphVAX and other anti-bacterial vaccines in our pipeline. NicVAX is designed to cause the immune system to produce antibodies that bind to nicotine and prevent it from entering the brain. The stimulus in the brain that is caused by nicotine is therefore no longer present. We expect to report the results from both clinical trials by the second half of 2004.

Our Strategy

The key elements of our business strategy are as follows

•	continue to increase sales of our higher-margin biopharmaceutical products and the percentage these products represent of our total revenues,

•	expedite initial commercialization of StaphVAX by seeking EU approval for use in end-stage renal disease patients on hemodialysis,

•	obtain regulatory approval of a broad indication for StaphVAX for use in at-risk adults in the U.S. and the EU,

•	use cash flow from marketed products to contribute to the continued development of our clinical pipeline and

•	leverage our marketing expertise from our currently marketed products to advance commercial acceptance of PhosLo and products that emerge from our proprietary clinical pipeline.

Recent Developments

In October 2003, the National Kidney Foundation issued the Kidney Disease Outcomes Quality Initiative, or K/DOQI, guidelines. In November 2003, the study: Treatment of Hyperphosphatemia in Hemodialysis Patients: The Calcium Acetate Renagel Evaluation (CARE Study) was presented. The results of this randomized, double-blind, controlled clinical trial show that PhosLo is the phosphate binder that best meets the K/DOQI guidelines. This trial shows that patients treated with PhosLo are able to control blood phosphorus levels more effectively than patients treated with Renagel, a competitive product marketed by Genzyme Corporation. The trial also shows that patients treated with PhosLo achieve phosphorus and calcium-phosphorus product levels targeted by the K/DOQI guidelines more often and for longer periods of time than patients treated with Renagel.

Additional Information

We were incorporated in Delaware in 1969. Our principal executive offices are located at 5800 Park of Commerce Boulevard N.W., Boca Raton, FL 33487. Our telephone number is (561) 989-5800, and our website address is http://www.nabi.com. The information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Unless otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,275,000 shares of our common stock.

Common stock offered by us	8,500,000 shares

Common stock to be outstanding after the offering	55,604,597 shares

Use of proceeds

From the net proceeds of the offering, we intend to use approximately $20 million to develop or acquire an internal capacity to manufacture commercial quantities of StaphVAX and approximately $9.5 million to repay a term loan under our credit agreement. The remaining funds will be used for clinical programs, sales and marketing and working capital purposes. We also may use some or all of the remaining funds for product acquisitions or licensing.

Nasdaq National Market Symbol	NABI

The number of shares of common stock to be outstanding after this offering is based on 47,104,597 shares outstanding as of December 5, 2003 and excludes

•	7,286,611 shares of common stock underlying options and warrants outstanding as of December 5, 2003 at a weighted average exercise price of $6.68 per share and

•	270,807 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 1,758,272 shares available for issuance or future grant under our 1998 Non-Qualified Employee Stock Option Plan, 17,713 shares available for issuance or future grant under our Stock Plan for Non-Employee Directors and 563,590 shares available for issuance under our 2000 Employee Stock Purchase Plan.

Summary Financial Data

The following data, insofar as they relate to each of the years 2000-2002, have been derived from annual financial statements, including the consolidated balance sheets at December 29, 2001 and December 28, 2002 and the related consolidated statements of operations for the three years ended December 30, 2000, December 29, 2001 and December 28, 2002 and the notes thereto, incorporated herein by reference. The data for the nine months ended September 28, 2002 and September 27, 2003 have been derived from unaudited financial statements also incorporated herein by reference and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

Consolidated Statement of Operations Data

	Year Ended			Nine Months Ended
	December 30, 2000	December 29, 2001	December 28, 2002	September 28, 2002	September 27, 2003(1)
	(Amounts in Thousands, Except Per Share Data)
				(Unaudited)	(Unaudited)
Sales	$228,783	$234,829	$195,966	$137,871	$128,595
Costs and expenses:
Cost of products sold	160,766	152,613	119,170	81,649	62,781
Royalty expense	11,175	12,093	12,883	10,105	13,722

Gross margin	56,842	70,123	63,913	46,117	52,092
Selling, general and administrative expense	37,168	40,501	38,380	28,155	32,189
Research and development expense	14,266	15,330	21,096	14,939	18,183
Other operating expense, principally amortization and freight	1,827	1,500	767	551	1,953 (2)
Gain on disposition of assets	—	(104,219)	—	—	—
Other non-recurring items	(3,875)	—	—	—	—

Operating income (loss)	7,456	117,011	3,670	2,472	(233)

Interest income	33	1,204	1,287	1,085	502
Interest expense	(3,581)	(2,128)	(2,130)	(2,039)	(570)
Other income (expense), net	551	(28)	(157)	(169)	30

Income (loss) before (provision) benefit for income taxes	4,459	116,059	2,670	1,349	(271)

(Provision) benefit for income taxes	(100)	(11,377)	(615)	(364)	14

Net income (loss)	$4,359	$104,682	$2,055	$985	$(257)

Basic earnings (loss) per share	$0.12	$2.76	$0.05	$0.03	$(0.01)

Diluted earnings (loss) per share	$0.12	$2.36	$0.05	$0.02	$(0.01)

Basic weighted average shares outstanding	36,604	37,980	38,670	38,625	41,152

Diluted weighted average shares outstanding	37,739	44,872	39,641	39,611	41,152

Consolidated Balance Sheet Data

	At
	December 29, 2001	December 28, 2002	September 27, 2003
	(Amounts in Thousands)
			(Unaudited)
Cash and cash equivalents	$131,192	$51,737	$26,248
Working capital	154,425	74,495	55,461
Total assets	314,624	232,816	307,027
Notes payable, including current maturities	78,500	—	37,061
Total stockholders’ equity	187,206	189,029	231,067

(1)	On October 9, 2003, we announced that we had signed a manufacturing agreement for a term of up to 10 years with Cambrex Bio Science. Cambrex Bio Science, a contract manufacturer, has a facility licensed by EU, U.S. and Canadian regulators with immediately available capacity to manufacture StaphVAX to support the launch of StaphVAX in the EU and the U.S. In conjunction with establishing our new manufacturing relationship with Cambrex Bio Science, we ended our manufacturing agreement with Dow Biopharmaceuticals Contract Manufacturing Services, or Dow, on October 9, 2003. As a result of this action, we will write off costs we have capitalized in prior periods relating to the right to manufacture StaphVAX at Dow’s facility in future periods. We will record a charge of approximately $13 million for the write-off relating to the Dow manufacturing right during the fourth quarter of 2003, the period in which we determined that we would not manufacture commercial StaphVAX vaccine at Dow’s facility.
(2)	Includes $1.4 million of expense for the period relating to the amortization of intangible assets acquired in connection with the August 4, 2003 acquisition of PhosLo.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information in this prospectus, before making an investment decision. Each of these risk factors could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock.

Risks Related to Our Company

Our initial Phase III clinical trial for StaphVAX did not achieve statistical significance for the specified end point and neither may our confirmatory Phase III clinical trial.

In late 2000, we completed our initial Phase III placebo-controlled clinical trial for StaphVAX in hemodialysis patients with end-stage renal disease. The specified end point for this trial was a statistically significant reduction in S. aureus infections in end-stage renal disease patients after 12 months. The trial did not achieve this end point. In September 2003, we began enrollment for a Phase III clinical trial for StaphVAX with a primary efficacy end point at eight months post-vaccination. The results from this trial may not establish statistical significance for the eight-month end point. Our inability to achieve statistically significant results in our confirmatory Phase III clinical trial would adversely affect our future business, financial condition and results of operations.

Our plan to commercialize StaphVAX initially in the EU may not be successful.

We plan to file our first license application for StaphVAX in the EU by the end of 2004 using the centralized approval process. There can be no assurance that we will file a StaphVAX license application in the EU by the end of 2004 or that we will receive approval to begin commercial sales of the product in the EU by the end of 2005 or at all. Any delays in EU licensure or commercialization could adversely affect our market valuation and our financial position. We have no experience in obtaining licensure of vaccines in the EU or other markets. We have no direct experience marketing and selling biopharmaceutical products in the EU, and we also have no sales or marketing organization to sell and distribute StaphVAX in the EU.

We may not realize the value of our acquisition of PhosLo.

On August 4, 2003, we acquired the worldwide rights to PhosLo through the purchase of various intangible assets for $60.3 million in cash, 1.5 million shares of our common stock and an obligation to pay $30.0 million in cash over the period ending March 1, 2007. These intangible assets represent approximately one-third of the total assets reflected on our balance sheet at September 27, 2003. PhosLo is marketed to physicians caring for patients suffering kidney failure who have developed elevated phosphorus levels in their blood. This is a market in which we have no previous experience. PhosLo currently competes with two other products, a prescription medication and a non-prescription medication, and we are aware of a third competitive prescription product that may come to market. All of these products are or will be produced, marketed and sold by companies that have substantially greater financial and marketing resources than we have. If we do not achieve the necessary level of success in marketing PhosLo to recover the value of the intangible assets we acquired, we will be required to write down or write off some or all of the PhosLo intangible assets. If this occurs, our balance sheet and results of operations will be adversely affected.

Our rights to three existing biopharmaceutical products may expire.

Our rights to WinRho SDF expire in 2005. There can be no assurance that our rights to this product can be extended on terms that will be satisfactory to us.

We acquired our rights to Autoplex T from Baxter International Inc., or Baxter, under a consent decree of the Federal Trade Commission. Pursuant to this decree, Baxter is obligated to supply Autoplex T to us until May 2004, unless the consent decree is earlier terminated or we receive approval from the FDA to manufacture the product ourselves. We will not obtain approval from the FDA to manufacture Autoplex T by May 2004. We are unlikely to sell Autoplex T after May 2004.

Our rights to Aloprim expire in June 2004. We have an option to purchase the rights to distribute Aloprim in the territories now covered by the Aloprim agreement and to extend the obligation to supply this product to us for five years, subject to the negotiation of a mutually satisfactory supply agreement. Our inability to reach agreement on the terms of this supply agreement would interrupt our supply of Aloprim.

We depend upon third parties to manufacture our products.

We do not manufacture four of our five marketed products and depend upon third parties to manufacture these products for us. A failure by these manufacturers to timely meet our needs for these products could have a material adverse effect on our future business, financial condition and results of operations. This has occurred in the past. Our biopharmaceutical product sales were constrained in 2000 because of the inability of the contract manufacturer for WinRho SDF to supply product for a period of time. Since 2000, our ability to market Autoplex T and Aloprim has been adversely affected by our inability to obtain necessary quantities of these products.

Our research and development product pipeline principally involves conjugate vaccines. We currently rely on a third party to manufacture StaphVAX. We announced on October 9, 2003 that we have entered into an agreement for up to ten years with Cambrex Bio Science to manufacture StaphVAX. In so doing, we let expire agreements we had for several years with a different party to provide the services we will receive from Cambrex Bio Science. The agreement with Cambrex Bio Science contemplates that it will provide us with product for our clinical needs and for the initial commercial launch of StaphVAX but not for all of our forecasted needs if StaphVAX is a commercial success. Although we intend to develop or acquire an internal capacity to produce commercial quantities of StaphVAX, we will be dependent on Cambrex Bio Science and other third parties for the manufacture of StaphVAX and other products in our research and development pipeline. The failure of our contract manufacturers to supply us with sufficient amounts of product to meet our needs, or to renew their contracts with us on commercially reasonable terms, would have a material adverse effect on our future business, financial condition and results of operations.

We may not utilize the full capacity of our manufacturing facility and have limited manufacturing capability and experience with our clinical product candidates, Altastaph and Civacir.

We began commercial manufacture of Nabi-HB at our Boca Raton biopharmaceutical manufacturing facility in the fourth quarter of 2001 and intend to use this facility for the manufacture of our clinical product candidates, Altastaph and Civacir, and for the manufacture of products of other parties. For the foreseeable future, we will not utilize the full manufacturing capacity of the facility and there can be no assurance that we can operate the facility efficiently. There can be no assurance that we will have either our own products to manufacture or those of others to offset the cost of the facility’s operation. Further, we have limited experience manufacturing our clinical product candidates. Our failure to manufacture our clinical product candidates successfully would have a material adverse effect on our future business, financial condition and results of operations.

A disaster at our sole manufacturing facility would interrupt our manufacturing capability for the products produced there.

Manufacturing products at a single site presents risks because a disaster, such as a fire or hurricane, may interrupt manufacturing capability. In such an event, we will have to resort to alternative sources of manufacturing that could increase our costs as well as result in significant delays while required regulatory approvals are obtained. Any such delays or increased costs could have a material adverse effect on our future business, financial condition and results of operations.

Our sales of Nabi-HB are directly related to patient treatment protocols and the number of liver transplants performed in HBV- positive patients.

Our sales of Nabi-HB are primarily for the care of HBV-positive liver transplant patients at the time of and for a period following liver transplant. The number of liver transplants that occurs depends on the number of livers available for transplant. The number of livers used for HBV-positive liver transplant candidates as well as the dosing of Nabi-HB may vary from time to time based on the following factors

•	changes in overall organ availability,

•	allocations of available organs to eligible potential recipients and

•	changes in the treatment protocols applied to HBV-positive patients.

Each of these factors is outside our control. Sales of Nabi-HB will be adversely affected if patient treatment protocols change or the number of hepatitis B liver transplants decreases. Sales of Nabi-HB Intravenous, if it is licensed, will be similarly affected. This could have an adverse effect on our future results of operations and financial condition.

We sell our products to a small number of customers; therefore, the loss of any major customer could have a material adverse effect on our results of operations or financial condition.

We sell a significant portion of our biopharmaceutical products to pharmaceutical wholesalers and distributors. A loss of any major customer or a material reduction in such customer’s purchases from us could have a material adverse effect on our results of operations and financial condition. We also maintain a significant receivable balance with each of these customers. If these customers become unable or unwilling to pay amounts owed to us, our financial condition and results of operations could be adversely affected.

Our antibody sales are concentrated among a few large pharmaceutical companies. During the 2000, 2001 and 2002 fiscal years, antibody sales to our top three customers collectively accounted for approximately 60%, 66%, and 74%, respectively, of our antibody sales. The loss of certain remaining major customers or a material reduction in these major customers’ purchases of antibodies could have a material adverse effect upon our future business, financial condition and results of operations. If these customers are unable to comply with FDA or European Medicines Evaluation Agency, or EMEA, and other non-U.S. regulations, their manufacturing facilities may be temporarily closed, thereby reducing the need for the antibodies we provide. Plant closures and reductions in customers’ production because of regulatory problems have occurred in recent years, and our financial performance has been adversely affected as a result. There can be no assurance that customer regulatory problems, which are not within our control, will not reoccur with an adverse impact on us in the future.

Heightened concerns over antibody products and screening measures could adversely affect our antibody production.

Our antibody collection centers and our customers for antibody products are subject to extensive regulation by the FDA and non-U.S. regulatory authorities. Concern over the safety of antibody products has resulted in the adoption of more rigorous screening procedures by regulatory authorities and manufacturers of antibody products. In prior years, these changes have resulted in significantly increased costs to us in providing non-specific and specialty antibodies to our customers. New procedures, which include a more extensive investigation into a donor’s background, as well as more sensitive tests, also have disqualified numerous potential donors and discouraged other donors who may be reluctant to undergo the screening procedures. These more stringent measures could adversely affect our antibody production with a corresponding, adverse effect on our future business, financial condition and results of operations. In addition, our efforts to increase production to meet customer demand may result in higher costs to attract and retain donors.

New treatments may reduce the demand for our antibodies and antibody based biopharmaceutical products.

Most of the antibodies we collect, process and sell to our customers are used in the manufacture of biopharmaceutical products to treat certain diseases. Several companies are marketing and developing products to treat some of these diseases based on technology that would reduce or eliminate the need for human antibodies. Such products could adversely affect the demand for antibodies and antibody based biopharmaceutical products. We are unable to predict the impact of future technological advances on our business.

A reduction in the availability of specialty antibodies could adversely affect our ability to manufacture an adequate amount of Nabi-HB or to fulfill contractual obligations.

Our ability to manufacture Nabi-HB depends upon the availability of anti-HB specialty antibodies that we primarily obtain from our FDA-approved antibody collection centers. Similarly, we have contractual obligations to supply other specialty antibodies to third parties that we also obtain from our FDA-approved antibody collection centers. Specialty antibodies are more difficult to obtain than non-specific antibodies. Reduced availability of the necessary specialty antibodies would adversely affect our ability to manufacture an adequate amount of Nabi-HB or to fulfill our contractual obligations, with the result that our future business, financial condition and results of operations would suffer.

We may not generate sufficient cash flow from our biopharmaceutical and antibody products or obtain financing necessary to fund our research and development activity at an appropriate level.

We have incurred and expect to continue incurring significant expenses associated with our biopharmaceutical research and development activities, including the cost of clinical trials and marketing expenses. These expenses adversely affect our current ability to be profitable. Products under development may not generate sales for several years or at all. We do not have the financial resources to fund concurrently all of our biopharmaceutical product development programs to completion. Our ability to continue to fund all of our ongoing research and development activities depends on our ability to generate sales from our biopharmaceutical and antibody products or to obtain financing. There can be no assurance, therefore, that we will be able to continue to fund our research and development activities at the level required to commercialize all of our biopharmaceutical product development programs. If we are required to reduce the funding for certain of our research and development activities, this could have a material adverse effect on our future prospects.

We may enter into strategic alliances that may not be successful and may adversely affect our ability to develop our products.

We intend to pursue strategic alliances with third parties to develop and/or commercialize certain of our biopharmaceutical products. No assurance can be given that we will be successful in these efforts or, if successful, that our collaborative partners will conduct their activities in a timely manner. If we are not successful in our efforts, our ability to continue to develop our products may be affected adversely. Even if we are successful, if any of our collaborative partners violates or terminates their agreements with us or otherwise fails to conduct their collaborative activities in a timely manner, the development or commercialization of our products could be delayed. This might require us to devote significant additional resources to product development and commercialization or terminate certain development programs. In addition, there can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between our collaborative partners and us could lead to delays in the collaborative research, development or commercialization of certain products, or could require or result in litigation or arbitration, which would be time consuming and expensive and could have a material adverse effect on our future business, financial condition and results of operations.

We may not be able to develop and commercialize new biopharmaceutical products successfully or in a timely manner, which could adversely impact our future operations.

Our future success will depend on our ability to achieve scientific and technological advances and to translate such advances into commercially competitive products on a timely basis. Our biopharmaceutical products under development are at various stages, and substantial further development, pre-clinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. Our proposed development schedules for these products may be affected by a variety of factors, including

•	technological difficulties,

•	competition,

•	failure to obtain necessary regulatory approvals,

•	failure to achieve desired results in clinical trials,

•	proprietary technology positions of others,

•	reliance on third parties for manufacturing,

•	failure to market effectively,

•	changes in government regulation and

•	funding.

Positive results for a product in a clinical trial do not necessarily assure that positive results will be obtained in future clinical trials or that we will obtain government approval to commercialize the product. In addition, any delay in the development, introduction or marketing of our products under development could result either in such products being marketed at a time when their cost and performance characteristics might not be competitive in the marketplace or in a shortening of their commercial lives. There can be no assurance that our biopharmaceutical products under development will prove to be technologically feasible or commercially viable or that we will be able to obtain necessary regulatory approvals and licenses on a timely basis, if at all. Our failure to develop and commercialize successfully our biopharmaceutical products in a timely manner and obtain necessary regulatory approvals could have a material adverse effect on our future operations. In particular, our failure to obtain regulatory approval for StaphVAX on a timely basis could adversely affect our market valuation.

The market may not be receptive to our products upon their introduction.

There can be no assurance that any of our products in development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including

•	the receipt of regulatory approvals,

•	any limited indications of regulatory approvals,

•	the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantages over existing treatment methods,

•	the prices of such products and

•	the reimbursement policies of government and third-party payers.

The failure of our product pipeline to gain market acceptance could have a material adverse effect on our future business, financial condition and results of operations.

We are unable to pass through certain cost increases to our antibody product customers with which we have supply contracts.

A significant amount of our antibodies are sold under contracts that extend for periods up to five years. Certain contracts do not permit us to increase prices during the contract term except to reflect changes in customer specifications and new governmental regulations. If our costs of collecting antibodies under these contracts rise for reasons other than changes in customer specifications and new governmental regulations, we are unable to pass on these cost increases to our antibody product customers except with the customer’s consent.

An increase in the supply of or a decrease in the demand for antibody products could materially and adversely affect our future business, financial condition and results of operations.

The worldwide supply of antibodies has fluctuated historically. Future changes in government regulation relating to the collection, fractionation and use of antibodies or any negative public perception about the antibody collection process or the safety of products derived from blood or antibodies could further adversely affect the overall supply of or demand for antibodies. Increases in supply or decreases in demand of antibody products could have a material adverse effect on our future business, financial condition and results of operations.

If we fail to comply with extensive regulations enforced by the FDA, EMEA and other agencies, the sale of our current products and the commercialization of our product candidates would be prevented or delayed.

Research, pre-clinical development, clinical trials, manufacturing and marketing of our products are subject to extensive regulation by various government authorities. The process of obtaining FDA, EMEA and other required regulatory approvals is lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by such factors as

•	the severity of the disease,

•	the quality of submission,

•	the clinical efficacy and safety,

•	the strength of the chemistry and manufacturing control of the process,

•	the manufacturing facility compliance,

•	the availability of alternative treatments and

•	the risks and benefits demonstrated in clinical trials.

Regulatory authorities also may require post-marketing surveillance to monitor potential adverse effects of our products or product candidates. Congress or the FDA in specific situations can modify the regulatory process. Many of our clinical trials are at a relatively early stage and, except for Nabi-HB, WinRho SDF, PhosLo, Aloprim, Autoplex T and certain non-specific and specialty antibody products, no approval from the FDA or any other government agency for the manufacturing or marketing of any other products under development has been granted. There can be no assurance that we will be able to obtain the necessary approvals to manufacture or market any of our pipeline products. Failure to obtain additional regulatory approvals of products currently marketed or regulatory approval for products under development could have a material adverse effect on our future business, financial condition and results of operations. Once approved, a product’s failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.

Although we do not have material sales of our biopharmaceutical products outside the U.S. today, our goal is to expand our global presence for these products. Distribution of our products outside the U.S. is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. There can be no assurance that we will obtain regulatory approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining these regulatory approvals. In addition, the export by us of certain of our products that have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would have a material adverse effect on our future business, financial condition and results of operations.

Our U.S. manufacturing, antibody collection, labeling, storage and distribution activities also are subject to strict regulation and licensing by the FDA. Our biopharmaceutical manufacturing facility in Boca Raton, Florida is subject to periodic inspection by the FDA, the EMEA and other regulatory authorities and from time to time, we may receive notices of deficiencies from these agencies as a result of such inspections. Our antibody collection centers in the U.S. also are subject to periodic inspection by the FDA, the EMEA and other regulatory authorities and from time to time, we may receive notices of deficiencies from these agencies as a result of such inspections. Our failure, or the failure of our biopharmaceutical manufacturing facility or our antibody collection centers, to continue to meet regulatory standards or to remedy any deficiencies could result in corrective action by the FDA, including closure of our biopharmaceutical manufacturing facility or one or more antibody collection centers and fines or penalties. New regulations may be enacted and existing regulations, their interpretation and enforcement, are subject to change. Therefore, there can be no assurance that we will be able to continue to comply with any regulations or that the costs of such compliance will not have a material adverse effect on our future business, financial condition and results of operations.

We may be subject to costly and damaging liability claims relating to antibody contamination and other claims.

Antibodies we collect, antibody based products we manufacture, antibody based products we market and antibody based products our customers manufacture run the risk of being contaminated with viruses. As a result, suits may be filed against our customers and us claiming that the plaintiffs became infected with a virus as a result of using contaminated products. Such suits have been filed in the past related to contaminated antibodies, and in a number of suits we were one of several defendants. No assurance can be given that additional lawsuits relating to infection with viruses will not be brought against us by persons who have become infected with viruses from antibody based products.

Pharmaceutical and biotechnology companies are increasingly subject to litigation, including class action suits, and governmental and administrative investigations and proceedings related to product pricing and marketing practices. We have been named as one of over 40 pharmaceutical and biotechnology defendants in three class action lawsuits. There can be no assurance that lawsuits based on other causes of action will not be filed or that we will be successful in the defense of any or all existing or potential future lawsuits. Defense of suits can be expensive and time consuming, regardless of the outcome, and an adverse result in one or more suits could have a material adverse effect on our future business, financial condition and results of operations.

We may not be able to maintain sufficient product liability and directors and officers insurance to cover claims against us.

Product liability and directors and officers insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our products progresses, or that existing or future claims against us will be covered by our product liability insurance. Moreover, there can be no assurance that the existing coverage of our insurance policy and/or any rights of indemnification and contribution that we may have will offset existing or future claims. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our future business, financial condition and results of operations. Further, if we were unable to obtain directors and officers liability insurance, it could affect adversely our ability to attract and retain directors and senior officers.

We may not be able to maintain sufficient property insurance on our facilities in Florida.

We maintain significant real property assets in Florida. Property insurance for companies with a high concentration of property assets in Florida is generally expensive to the extent it is available at all. There can be no assurance that we will be able to maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the value of our property increases.

We may not be able to raise necessary additional capital on acceptable terms, if at all.

We may need to raise additional capital to increase funding of our product research, development and marketing activities or to acquire additional products. We may seek additional funding through public or private equity or debt financing, collaborative arrangements with strategic partners or from other sources. There can be no assurance, however, that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may have to defer certain investments in the areas of research, product development, manufacturing, marketing activity or business development, or otherwise modify our business strategy, and our future business and future prospects could be materially and adversely affected.

We may not maintain compliance with our credit agreement.

We may not maintain compliance with the covenants required by our credit agreement. This potential non-compliance may limit our ability to access funds under the credit agreement without receipt of a waiver from the lender, which may not be given. In addition, our borrowing base, as defined in the credit agreement, is limited by eligible accounts receivable and inventory balances. If funds are not available to us under our credit agreement due to non-compliance with debt covenants or borrowing base limitations, we may have to defer certain investments in the areas of research, product development, manufacturing, marketing activity or business development, or otherwise modify our business strategy, and our future business and future prospects could be materially and adversely affected.

Our patents and proprietary rights may not provide sufficient protection, and patents of other companies could prevent us from developing and marketing our products.

The patent positions of biopharmaceutical firms generally are highly uncertain and involve complex legal and factual questions. There can be no assurance that existing patent applications will result in issued patents, that we will be able to obtain additional licenses to patents of others or that we will be able to develop additional patentable technology of our own. We cannot be certain that we were the first creator of inventions covered by our patents or pending patent applications or that we were the first to file patent applications for such inventions. There can be no assurance that any patents issued to us will provide us with competitive advantages or will not be challenged by others. Furthermore, there can be no assurance that others will not independently develop similar products, or, if patents are issued to us, design around such patents.

A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents relating to products or processes competitive with or similar to ours. Some of these applications or patents may compete with our applications or conflict in certain respects with claims made under our applications. Such a conflict could result in a significant reduction of the coverage of our patents, if issued. In addition, if patents that contain competitive or conflicting claims are issued to others and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses on commercially favorable terms, if at all. Our failure to obtain a license to any technology that we may require in order to commercialize our products could have a material adverse effect on our future business, financial condition and results of operations. Litigation, which could result in substantial cost to us, may also be necessary to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights.

We also rely on secrecy to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We maintain strict controls and procedures regarding access to and use of our proprietary technology and processes. However, there can be no assurance that these controls or procedures will not be violated, that we would have adequate remedies for any violation, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

We compete with larger, better financed and more mature pharmaceutical and biotechnology companies, which are capable of developing new products and approaches that could make our products obsolete.

Competition in the development of biopharmaceutical products is intense, both from pharmaceutical and biotechnology companies, and is expected to increase. Many of our competitors have greater financial resources and larger research and development staffs than we have, as well as substantially greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing biopharmaceutical products. We compete with our competitors

•	to develop products,

•	to acquire products and technologies and

•	to attract and retain qualified scientific personnel.

There can be no assurance that our competitors may succeed in developing technologies and products that are more effective or affordable than those that we are developing. In addition, one or more of our competitors may achieve product commercialization of or patent protection for competitive products earlier than us, which would preclude or substantially limit sales of our products. Further, several companies are attempting to develop and market products to treat certain diseases based upon technology that would lessen or eliminate the need for human antibodies. The successful development and commercialization by any of our competitors of any such product could have a material adverse effect on our future business, financial condition and results of operations.

There are potential limitations on third-party reimbursement and other pricing-related matters that could reduce the sales of our products and may delay or impair our ability to generate sufficient revenues.

Our ability to commercialize our biopharmaceutical products and related treatments depends in part upon the availability of, and our ability to obtain adequate levels of, reimbursement from government health administration authorities, private healthcare insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party payer coverage will be available, if at all. Inadequate levels of reimbursement may prohibit us from maintaining price levels sufficient for realization of an adequate return on our investment in developing new biopharmaceutical products and could result in the termination of production of otherwise commercially viable products.

In the U.S., government and other third-party payers are increasingly attempting to contain healthcare costs by limiting both the coverage and level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for disease indications for which the FDA has not granted marketing approval. Also, the trend towards managed healthcare in the U.S. and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of healthcare services and products, as well as legislative proposals to reform healthcare or reduce government insurance programs, may all result in lower prices for our products. The cost containment measures that healthcare providers are instituting and the impact of any healthcare reform could have an adverse effect on our ability to sell our products and may have a material adverse effect on our future business, financial condition and results of operations.

There can be no assurance that reimbursement in the U.S. or other markets will be available for our products, or, if available, will not be reduced in the future, or that reimbursement amounts will not reduce the demand for, or the price of, our products. The unavailability of government or third-party reimbursement or the inadequacy of the reimbursement for medical treatments using our products could have a material adverse effect on our future business, financial condition and results of operations. Moreover, we are unable to forecast what additional legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our future business.

Risks Related to This Offering

New investors in our common stock will experience immediate and substantial dilution.

The offering price to the public is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $6.34 in net tangible book value per share of common stock, based on the public offering price of $10.00 per share. Investors may incur additional dilution upon the exercise of outstanding stock options and warrants.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be 55,604,597 shares of common stock outstanding immediately after this offering, based on the number of shares outstanding on December 5, 2003. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Since June 30, 2003, we have sold 7,077,000 shares of our common stock in private placement transactions. We have registered or intend to register for resale under the Securities Act all of these shares.

Anti-takeover provisions in our charter documents, under Delaware law and under our stockholder rights plan could make an acquisition of us more difficult.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our certificate of incorporation currently contains a fair price provision and also authorizes our board of directors to issue substantial amounts of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation.

We also are subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless specified conditions are satisfied.

We also have implemented a stockholder rights plan, or poison pill, that would substantially reduce or eliminate the expected economic benefit to an acquiror from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock.

FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, including the information incorporated by reference into this prospectus, includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 27A of the Securities Act as enacted by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by words such as “hope,” “may,” “believe,” “anticipate,” “plan,” “expect,” “require,” “intend,” “assume” and similar expressions. We caution readers that forward-looking statements speak only as of the date of this prospectus, reflect our management’s current expectations, estimations and projections and involve certain factors, such as risks and uncertainties, that may cause our actual results, performance or achievements to be far different from those suggested by our forward-looking statements. These factors include, but are not limited to, risks associated with

•	our StaphVAX confirmatory Phase III clinical trial,

•	commercialization of StaphVAX initially in the EU,

•	our PhosLo acquisition,

•	expiration of rights to some of our existing products,

•	third-party manufacturers,

•	manufacturing,

•	natural disasters,

•	patient treatment protocols,

•	number of hepatitis B liver transplants,

•	small number of customers,

•	antibody products,

•	new treatments and technologies,

•	a reduction in the availability of anti-HB specialty antibodies,

•	funding to support our research and development efforts,

•	strategic alliances,

•	commercialization and market acceptance of new products,

•	customer contracts,

•	governmental regulations,

•	liability claims,

•	property, products liability, and directors and officers insurance,

•	our ability to raise sufficient additional capital,

•	compliance with our credit agreement,

•	intellectual property rights and protection,

•	competition and

•	reimbursement sources.

Because all of the foregoing factors are difficult to forecast, you should not place undue reliance on any forward-looking statements. These and other risks and uncertainties are discussed above in the section entitled “Risk Factors.” We do not intend to update any of these factors or to publicly announce the results of any revisions to any of our forward-looking statements other than as required under the federal securities laws.

USE OF PROCEEDS

Our net proceeds from the sale of the 8,500,000 shares of common stock being offered by this prospectus will be approximately $79.5 million, or approximately $91.5 million if the underwriters exercise their over-allotment option in full, based on the public offering price of $10.00 per share and after deducting the underwriting discount and the estimated offering expenses.

From the net proceeds of the offering, we intend to use approximately $20 million to develop or acquire an internal capacity to manufacture commercial quantities of StaphVAX and approximately $9.5 million to repay a term loan under our credit agreement. The term loan bears interest at LIBOR plus 4.5%, an effective interest rate of 5.6% at September 27, 2003, and matures on June 20, 2006. The remaining funds will be used for clinical programs, sales and marketing and working capital purposes. We also may use some or all of the remaining funds for product acquisitions or licensing, although currently we do not have any agreements or other commitments for any such transactions. The precise amounts and timing of the application of the proceeds will depend upon our funding requirements and the availability of other funds. Pending any such uses, we will invest the proceeds in short-term, interest-bearing, investment-grade securities.

The foregoing represents our current intentions based upon our present plans and business condition. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and we anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the operation of our business. Our existing credit agreement does not permit payment of cash dividends.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The Nasdaq National Market under the symbol “NABI.” The following table shows, for the periods indicated, the high and low sale prices of our common stock reported on Nasdaq.

	High	Low
Fiscal Year 2003
Current quarter to December 17, 2003	$12.19	$8.00
Quarter ended September 27, 2003	9.60	5.25
Quarter ended June 28, 2003	8.00	5.60
Quarter ended March 29, 2003	6.59	5.00

Fiscal Year 2002
Quarter ended December 28, 2002	$7.61	$4.85
Quarter ended September 28, 2002	6.00	3.32
Quarter ended June 29, 2002	7.26	4.71
Quarter ended March 30, 2002	11.50	4.67

Fiscal Year 2001
Quarter ended December 29, 2001	$11.08	$5.45
Quarter ended September 29, 2001	7.74	4.85
Quarter ended June 30, 2001	8.50	5.13
Quarter ended March 31, 2001	6.38	3.88

As of December 5, 2003, there were approximately 1,118 holders of record of our common stock. This may not be an accurate indication of the total number of beneficial owners of our common stock as of that date, since many shares are held by nominees in street name for beneficial owners.

CAPITALIZATION

The following table shows our unaudited capitalization as of September 27, 2003 on an actual basis and as adjusted to give effect to the sale of 8,500,000 shares of our common stock in this offering based on the public offering price of $10.00 per share, after deducting the underwriting discount and the estimated offering expenses, and the repayment of $9.5 million under our credit agreement.

	At September 27, 2003
	Actual	As Adjusted
	(Amounts in Thousands) (Unaudited)
Cash and cash equivalents	$26,248	$96,248

Current portion of long-term debt	$6,014	$4,514
Long-term debt, less current portion	31,047	23,047
Stockholders’ equity:
Preferred stock, par value $0.10 per share; 5,000,000 shares authorized, including 1,538,462 shares authorized as Series A Convertible Preferred Stock; none issued	—	—
Common stock, par value $0.10 per share; 75,000,000 shares authorized; 47,239,150 shares issued as of September 27, 2003 and 55,739,150 shares issued as adjusted	4,724	5,574
Capital in excess of par value	204,134	282,784
Treasury stock, 800,315 shares at cost	(5,240)	(5,240)
Retained earnings	27,449	27,449

Total stockholders’ equity	231,067	310,567

Total capitalization	$268,128	$338,128

The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of September 27, 2003 and excludes

•	7,951,558 shares of common stock underlying options and warrants outstanding as of September 27, 2003 at a weighted average exercise price of $6.52 per share and

•	270,807 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 1,724,825 shares available for issuance or future grant under our 1998 Non-Qualified Employee Stock Option Plan, 17,713 shares available for issuance or future grant under our Stock Plan for Non-Employee Directors and 622,677 shares available for issuance under our 2000 Employee Stock Purchase Plan.

DILUTION

The net tangible book value of our common stock on September 27, 2003 was $121.7 million, or $2.62 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets of $109.4 million, and dividing this amount by the number of shares of our common stock outstanding as of September 27, 2003. Based on the sale by us of 8,500,000 shares of common stock in this offering at the assumed public offering price of $10.00 per share and after deducting the underwriting discount and the estimated offering expenses, our net tangible book value as of September 27, 2003 would have been $201.2 million, or $3.66 per share of common stock. This represents an immediate increase in the net tangible book value of $1.04 per share to our existing stockholders and an immediate decrease in the net tangible book value of $6.34 per share to new investors. Dilution in the net tangible book value per share represents the difference between the offering price per share and the net tangible book value per share of our common stock immediately after the offering. The following table illustrates this per share dilution:

Offering price per share		$10.00
Net tangible book value per share as of September 27, 2003	$2.62
Increase per share attributable to new investors	1.04

Net tangible book value per share after the offering		3.66

Dilution per share to new investors		$6.34

The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of September 27, 2003 and excludes

•	7,951,558 shares of common stock underlying options and warrants outstanding as of September 27, 2003 at a weighted average exercise price of $6.52 per share and

•	270,807 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 1,724,825 shares available for issuance or future grant under our 1998 Non-Qualified Employee Stock Option Plan, 17,713 shares available for issuance or future grant under our Stock Plan for Non-Employee Directors and 622,677 shares available for issuance under our 2000 Employee Stock Purchase Plan.

BUSINESS

Overview

We apply our knowledge of the human immune system to commercialize and develop products that address serious, unmet medical needs. We have a broad portfolio of marketed biopharmaceutical products with growing revenues that generate cash flow to support the development of our clinical product candidates and our research programs. Our clinical product pipeline is composed of novel vaccines and antibody based biopharmaceutical products that are designed to prevent and treat infectious and addictive diseases, such as S. aureus infections, hepatitis B and hepatitis C, and nicotine addiction. We have exclusive rights to commercialize all of our clinical development candidates.

Through our own specialty sales force we market five biopharmaceutical products: PhosLo for the control of hyperphosphatemia in end-stage renal disease patients, Nabi-HB for the prevention of hepatitis B infections, WinRho SDF for the treatment of acute, chronic and HIV-related ITP, Aloprim for the treatment of chemotherapy-induced hyperuricemia, or high uric acid levels, and Autoplex T for the treatment of hemophilia A patients who have developed inhibitors to factor VIII. We have filed a BLA for the use of an intravenous formulation of Nabi-HB to prevent reinfection with hepatitis B disease in HBV-positive liver transplant patients. Sales of our biopharmaceutical products for the nine months ended September 28, 2002 and September 27, 2003 were $61.8 million and $75.4 million, respectively.

We have four product candidates in clinical development: StaphVAX, Altastaph, Civacir and NicVAX. Our lead clinical candidate is StaphVAX, a vaccine designed to prevent S. aureus infections. We have initiated a confirmatory Phase III clinical trial of StaphVAX to support a BLA filing in the U.S. by the end of 2005. In addition, we plan to file an MAA in the EU by the end of 2004 for regulatory approval to market StaphVAX for the prevention of S. aureus bacteremia for up to 40 weeks in end-stage renal disease patients on hemodialysis. This filing will be based on efficacy data at 40 weeks obtained from our previously completed Phase III clinical trial for StaphVAX. We believe that the potential global market for products to prevent S. aureus and other Gram-positive infections is approximately $1-$2 billion.

Our Marketed and Development Products

Products	Indication/Intended Use	Status
PhosLo	Hyperphosphatemia	Marketed

Nabi-HB	Post-exposure prevention of hepatitis B infection	Marketed

Nabi-HB Intravenous	Prevention of reinfection with hepatitis B in liver transplant patients	BLA filed in U.S.; Orphan Drug Designation

WinRho SDF	ITP	Marketed

Aloprim	Chemotherapy-induced hyperuricemia	Marketed

Autoplex T	Hemophilia A	Marketed

Clinical Development

StaphVAX	Long-term protection against S. aureus infections	Phase III confirmatory trial in U.S.; Application for licensure in EU planned for late 2004

Altastaph	Immediate protection against S. aureus infections	Phase II trial in very low birth-weight newborns; Phase I/II trial in adults with persistent S. aureus infections

Civacir	Prevention of reinfection with hepatitis C in liver transplant patients	Phase I/II trial; Orphan Drug Designation

NicVAX	Nicotine addiction	Phase II trial in U.S.; Phase I/II trial in Europe

In addition to our biopharmaceutical product portfolio, we collect specialty and non-specific antibodies that are used in our manufacture of Nabi-HB and our antibody based clinical products in development. In September 2001, we sold the operating assets of a majority of our antibody collection centers and our testing laboratory for $156.3 million in cash. We retained nine centers to supply our antibody requirements for the manufacture and development of our antibody based products. We also supply specialty and non-specific antibodies to pharmaceutical and diagnostic companies.

Our Strategy

The key elements of our business strategy are as follows

•	Continue to increase sales of our higher-margin biopharmaceutical products and the percentage these products represent of our total revenues. We have successfully transitioned to a biopharmaceutical products company. We have grown our biopharmaceutical revenues each year since 2000. For the nine months ended September 28, 2002 and September 27, 2003 biopharmaceutical products represented 44.8% and 58.6% of our total sales, respectively. In the third quarter of 2003, biopharmaceutical products represented 72.4% of our total sales. We believe that the increasing percentage of our total revenues generated by sales of biopharmaceutical revenues reflects our increasing emphasis on our biopharmaceutical products business.

•	Expedite initial commercialization of StaphVAX by seeking EU approval for use in end-stage renal disease patients on hemodialysis. After a series of discussions with various EU regulatory agencies, we have decided to file an MAA with the EU by the end of 2004 for regulatory approval to market StaphVAX for the prevention of S. aureus bacteremia for up to 40 weeks in end-stage renal disease patients on hemodialysis. This filing will be based on efficacy data obtained from our previously completed Phase III clinical trial that demonstrated a reduction in S. aureus bacteremia in those patients for up to 40 weeks. By using these data to support licensure, we will file two years earlier than we originally planned.

•	Obtain regulatory approval of a broad indication for StaphVAX for use in at-risk adults in the U.S. and the EU. We commenced our confirmatory Phase III clinical trial for StaphVAX in September 2003. We recently increased the size of this trial from 3,000 to approximately 3,600 subjects to increase the trial’s statistical power so that we can demonstrate statistical significance with a clinical reduction of 50% or more in types 5 and 8 S. aureus infections. The primary efficacy end point of this trial is to reduce the incidence of S. aureus bacteremia and secondary infections caused by bacteremia for up to eight months after vaccination. Our plan to file with the FDA for approval of a broad indication for StaphVAX by the end of 2005 remains unchanged. We also plan to file a supplement to the MAA dossier with the EU in the fourth quarter of 2005 incorporating data from the confirmatory Phase III clinical trial to apply for an expansion of the initial proposed indication.

•	Use cash flow from marketed products to contribute to the continued development of our clinical pipeline. We expect to continue to generate meaningful revenues from our currently marketed biopharmaceutical products. We use the cash flow generated from sales of these products to contribute to the continued development of our product candidates in clinical development. By using cash flow from our marketed products to finance our clinical development programs, we intend to continue to reduce our need for external sources of financing.

•	Leverage our marketing expertise from our currently marketed products to advance commercial acceptance of PhosLo and products that emerge from our proprietary clinical pipeline. We have an experienced specialty sales force that has successfully grown sales of our biopharmaceutical products. In August 2003, we acquired worldwide rights to PhosLo, which is sold in the nephrology market. We intend to use our sales force to grow sales of PhosLo and enhance our presence in this market. We believe that the experience we gain with nephrologists, the physicians who prescribe PhosLo, will enable us to build rapidly initial sales of StaphVAX.

Currently Marketed Products

PhosLo [Calcium Acetate]. PhosLo is a prescription phosphate binder indicated for the control of hyperphosphatemia in end-stage renal disease patients. When given with food, PhosLo combines with dietary phosphorus to form insoluble calcium-phosphate complexes that are eliminated from the body, thereby reducing phosphorus absorption and lowering blood phosphorus levels. Controlling elevated phosphorus levels in dialysis patients with chronic kidney disease is critical because these patients are unable to eliminate excess phosphorus on their own. Elevated levels of phosphorus are associated with significant increases in illness and may result in death. In addition, elevated levels of phosphorus and calcium-phosphorus product have been associated with coronary calcification. We acquired worldwide rights to PhosLo in August 2003. We currently market PhosLo in the U.S. and plan to seek PhosLo registration and commercialization initially in the EU. Based upon customer demand, we anticipate reporting net sales of PhosLo of approximately $10.0 million to $11.0 million for the period August 5, 2003 through December 27, 2003.

According to the U.S. Renal Disease Service, or USRDS, as of December 2000, 382,000 patients in the U.S. met the criteria of chronic end-stage renal disease. The USRDS also projects that the population of end-stage renal disease patients will grow to over 650,000 patients in the U.S. by 2010. This growth in the number of chronic renal dialysis patients is largely attributable to increases in patients with diseases such as diabetes and hypertension, the primary causes of kidney failure, the overall aging of the U.S. population and increased life expectancy for dialysis patients. Based on our interviews with nephrologists, we believe that most dialysis patients are likely to experience elevated phosphorus levels during any 12-month period and therefore will require phosphate binder therapy to control their blood phosphorus levels for a period of time.

We believe that PhosLo has distinct competitive advantages over its principal competitors, Renagel and calcium carbonate products such as TUMS. In October 2003, the National Kidney Foundation issued the K/DOQI guidelines. The K/DOQI guidelines establish the primary goal of phosphate binder therapy to maintain the phosphorus levels in the blood below 5.5mg/dL and the calcium-phosphorus product below 55 mg/dL. We believe that PhosLo is the phosphate binder that best meets the K/DOQI guidelines.

In November 2003, the study: Treatment of Hyperphosphatemia in Hemodialysis Patients: The Calcium Acetate Renagel Evaluation (CARE Study) was presented. The results of this randomized, double-blind, controlled clinical trial, which compared the efficacy of calcium acetate (PhosLo) and sevelamer (Renagel (sevelamer hydrochloride)), show that patients treated with PhosLo were able to control blood phosphorus more effectively than patients treated with Renagel, the only other prescription drug currently indicated for the treatment of hyperphosphatemia in the U.S. In addition, patients treated with PhosLo achieved target phosphorus and calcium-phosphorus product levels more often and for longer periods of time than patients treated with Renagel. In addition to marked differences in efficacy, the mean daily cost of treatment with PhosLo in this study was $2.14 compared to $11.70 for Renagel. On an annualized basis, assuming continuous use, this would translate into $781 in projected treatment costs for PhosLo compared to $4,270 for Renagel, a potential cost-savings of $3,489 per year for patients treated with PhosLo.

PhosLo is distinct from calcium carbonate products, typically over-the-counter products such as TUMS in the U.S. or prescription calcium carbonate products in the EU. Although many chronic end-stage renal disease patients in the U.S. use over-the-counter calcium carbonate products to treat elevated phosphorus levels for reasons of cost, calcium carbonate products do not meet the K/DOQI guidelines due to the comparatively lower phosphate binding activity of calcium carbonate. As a result of this reduced activity, calcium carbonate products would be expected to result in calcium loads that fail to meet K/DOQI guidelines for non-dietary calcium absorption.

Nabi-HB [Hepatitis B Immune Globulin (Human)]. Nabi-HB is a human polyclonal antibody product indicated to prevent hepatitis B following accidental exposure to HBV. We believe the majority of our Nabi-HB sales are for intravenous use to prevent reinfection with hepatitis B disease in HBV-positive liver transplant patients. Currently, Nabi-HB is not indicated for this use. We have submitted a briefing document to European regulators, and we plan to seek regulatory approval for Nabi-HB in certain European countries using the mutual recognition process. We plan to submit our first license application for Nabi-HB in Europe in the first half of 2004. Sales of Nabi-HB for the nine months ended September 28, 2002 and September 27, 2003 were $25.5 million and $26.3 million, respectively.

In November 2002, we submitted a BLA to the FDA for an intravenous formulation of Nabi-HB to prevent hepatitis B disease in HBV-positive liver transplant patients. Nabi-HB Intravenous has received Orphan Drug Designation from the FDA, entitling us to marketing exclusivity for this indication for a period of seven years. In January 2003, we received notification that the FDA had accepted our BLA for Nabi-HB Intravenous for priority review. We received a complete response letter from the FDA in May 2003 requesting supplemental data and information but no additional clinical trials. We responded to the complete response letter in August 2003. In addition, we are gathering longer-range follow-up data from previously completed clinical trials, which we will provide to the FDA. We anticipate a response from the FDA during the first half of 2004.

HBV is a major health concern globally. The Hepatitis B Foundation currently estimates that one out of 20 people in the U.S. has been infected with HBV. The U.S. Centers for Disease Control, or CDC, currently estimates that in the U.S. alone there are an estimated 1.25 million chronic hepatitis B carriers, 78,000 new hepatitis B infections per year, and 5,000 individuals who die annually from hepatitis B or its complications. Chronic HBV infection is a frequent cause of end-stage liver disease and is present in approximately 10%-15% of liver transplant patients. Moreover, during surgery and in the period immediately following transplant surgery patients do not have any other treatment options to prevent reinfection of the transplanted liver. Reinfection of the transplanted liver is almost inevitable after surgery in HBV-positive patients.

WinRho SDF [Rho(D) Immune Globulin Intravenous (Human)]. WinRho SDF is a human polyclonal antibody based product approved and marketed for the treatment of ITP, an autoimmune disease that manifests itself in abnormally low platelet levels, thrombocytopenia, resulting in excessive bleeding. We began exclusive marketing of WinRho SDF in the U.S. in 1995 under a license and distribution agreement with Cangene Corporation, or Cangene. We pay a royalty to Cangene equal to approximately half of the net profits from sales of WinRho SDF. Sales of WinRho SDF for the nine months ended September 28, 2002 and September 27, 2003 were $26.8 million and $37.6 million, respectively.

ITP is recognized by the appearance of purple patches on the body caused by bleeding into the skin and mucus membranes. In ITP, the body’s immune system produces antibodies that attach to platelets causing them to be removed from circulation, primarily by the spleen. Because platelets are required for blood clotting, as platelet counts decrease, the incidence of bleeding episodes increases. In certain cases, such as severe trauma or spontaneous intracranial hemorrhage, the bleeding can be life threatening. The Platelet Disorder Support Association currently estimates that approximately 30,000 people develop ITP in the U.S. each year. In children, the disease is usually acute at onset and is often resolved with treatment in six months. In adults, the onset is gradual and rarely resolves itself without treatment. ITP can occur as either a primary disease or secondary to another underlying disease such as HIV or lupus. Chronic thrombocytopenia is currently estimated to occur in about 10% of HIV-infected patients and in about one third of patients with AIDS.

Other Products

Aloprim [(Allopurinol sodium) for injection]. Aloprim is indicated for the treatment of chemotherapy-induced hyperuricemia in patients with leukemia, lymphoma or solid organ tumors. Complications associated with chemotherapy-induced hyperuricemia in these patients include renal failure. Aloprim is targeted to those patients who develop chemotherapy-induced hyperuricemia and are not treatable by oral therapies. Based on 2002 data from the American Cancer Society, there are approximately 90,000 patients annually suffering from leukemia and lymphoma in the U.S. that could potentially be at risk for developing chemotherapy-induced hyperuricemia. We acquired certain rights to distribute Aloprim from DSM Pharmaceuticals, or DSM, in June 1999 and currently have the exclusive right to distribute Aloprim in the U.S. We pay a royalty to DSM equal to a percentage of the net profits from sales of Aloprim. The royalty rate varies based on the level of annual sales.

Autoplex T [Anti-Inhibitor Coagulant Complex, Heat Treated]. Autoplex T is a blood clotting agent used to treat hemophilia A patients who have developed inhibitors to factor VIII. Hemophilia A is a blood clotting disorder characterized by a lack of functional coagulation factor VIII. Physicians typically treat hemophilia A by replacing the deficient factor with either recombinant clotting factor VIII or human factor VIII. In most cases, replacement therapy is effective in stopping bleeding episodes. However, the treatment of hemophilia A is complicated when an inhibitor or antibody is produced in response to outside sources of factor VIII. These antibodies neutralize infused factor VIII, rendering the patient at risk for excessive bleeding episodes. We acquired exclusive rights to distribute Autoplex T in the U.S., Canada and Mexico from Baxter in May 1997; however, these rights expire in May 2004.

Clinical Development Products

We have a significant pipeline of biopharmaceutical products under development. Our research and development pipeline products consist of vaccines for long-term protection and antibody based biopharmaceutical products for immediate short-term protection from blood infections caused by Gram-positive bacteria such as S. aureus, S. epidermidis and Enterococci, antibody based biopharmaceutical products for the treatment and/or prevention of various diseases, including hepatitis B and hepatitis C, and a vaccine for treating and preventing nicotine addiction.

Gram-positive Infections Program

According to current CDC estimates, more than two million patients in the U.S. each year contract an infection as a result of exposure to a pathogen while receiving care in a hospital. Within the approximately 5,400 acute care hospitals in the U.S., S. aureus is the leading cause of hospital-acquired bloodstream infections. With its capacity to cause serious complications and its increasing resistance to most antibiotics, S. aureus has become a critically dangerous pathogen. S. aureus can spread from the blood to the bones or the inner lining of the heart and its valves, or cause abscesses in internal organs such as the lungs, kidneys and brain. Patients who are most at risk for these infections include surgical patients, trauma or burn victims, newborns whose immune systems are not yet developed and people with chronic illnesses such as chronic skin diseases, diabetes, cancer and lung diseases or kidney diseases. People whose immune systems are suppressed due to disease, drugs or radiation therapy also are more susceptible to these bacterial infections.

Staphylococcal infections are difficult to treat because the bacteria that cause them are highly virulent and in many cases resistant to currently available antibiotics. This rise of antibiotic resistance has markedly curtailed options for treating S. aureus infections.

StaphVAX (Staphylococcus aureus Polysaccharide Conjugate Vaccine). We are developing StaphVAX for patients who are at high risk of S. aureus infection and who are able to respond to a vaccine by producing their own antibodies. In the U.S. alone there are estimated to be 12 million of these patients. StaphVAX is intended to stimulate a patient’s immune system to produce antibodies to S. aureus that provide active, long-term protection from the bacteria. StaphVAX targets S. aureus types 5 and 8, which are responsible for approximately 85% of S. aureus infections.

StaphVAX is an investigational polysaccharide conjugate vaccine based on patented vaccine technology licensed from the Public Health Service/NIH on terms that provide exclusivity for seven years following FDA approval. StaphVAX represents a novel approach to the prevention of S. aureus infections. StaphVAX contains surface polysaccharides found in the outer coating of S. aureus types 5 and 8. The polysaccharide molecules are linked, or conjugated, in the vaccine with a non-toxic, carrier protein derived from the bacteria Pseudomonas aeruginosa. Once given the vaccine, the patient’s immune system produces proteins, called antibodies, which bind to S. aureus on subsequent exposure to the bacteria. These antibodies help the immune system to identify the S. aureus bacteria while it is in the blood, or bacteremia, and eliminate it. Since these antibodies bind to several sites on the bacteria’s surface polysaccharides, we believe that the bacteria will be unable to develop resistance to the antibodies as it has to antibiotics.

Potential at-risk patient populations who may benefit from the use of StaphVAX include

•	patients such as the elderly and those suffering chronic diseases including end-stage renal disease, congestive heart failure, chronic obstructive pulmonary disease and diabetics who are expected to have long stays in medical or extended care facilities,

•	patients undergoing planned surgery who can be vaccinated in advance, for whom S. aureus infections can have serious consequences,

•	prosthetic surgery and vascular graft patients who are at long-term risk of S. aureus infections due to their implants,

•	chronic osteomyelitis patients, spinal cord injury and spinal fusion patients and

•	hematology/oncology patients undergoing chemotherapy.

S. aureus infection rates in these high-risk populations range from 1-10%, and result in longer hospital stays, higher death rates, increased illness and significantly higher medical costs.

In September 2003, we began enrollment in a confirmatory Phase III clinical trial for StaphVAX with a prospectively defined primary efficacy end point at eight months post-vaccination. This trial will be double-blind, placebo-controlled and randomized. Enrollment for this trial is expected to be completed by mid-2004. We recently increased the size of the trial from 3,000 to approximately 3,600 subjects to increase the trial’s statistical power so that we can demonstrate statistical significance with a clinical reduction of 50% or more in types 5 and 8 S. aureus infections. We estimate that we will incur outside clinical trial costs of approximately $36.0 million over the period from initiation of the trial through conclusion of the trial in the second half of 2005. In this confirmatory Phase III clinical trial, we also will administer a booster dose eight months following the initial vaccination and subjects will be monitored for an additional four to six months as secondary end points. Consequently, patients will be followed for at least 12 months in total. We plan to file a BLA by the end of 2005.

In September 2003, we also announced the completion of a clinical study in 40 healthy volunteers to compare the immune system response (immunogenicity) to vaccine manufactured at a contract manufacturer’s site with the response achieved in previous trials using the vaccine manufactured in our research and development pilot plant. The study showed immunogenicity and safety at least equivalent to the immunogenicity seen in clinical studies with vaccine manufactured at our pilot plant. The study demonstrated that we can transfer the manufacturing process for StaphVAX was reproducible and scalable. We have started the process of transferring the StaphVAX manufacturing process to Cambrex Bio Science, our contract manufacturer for the manufacture of StaphVAX.

After a series of discussions with various EU regulatory agencies, we have decided to file an MAA with the EU by the end of 2004 based on the efficacy data obtained from our previously completed Phase III clinical trial, using the centralized registration procedure. Based on the results of these discussions, we intend to file for regulatory approval to market StaphVAX for the prevention of S. aureus bacteremia for up to 40 weeks in end-stage renal disease patients on hemodialysis. If the MAA is approved, we would be granted simultaneous regulatory approval to market StaphVAX for this indication throughout the EU. We also plan to file a supplement to the MAA dossier with the EU in the fourth quarter of 2005 incorporating data from the confirmatory Phase III clinical trial currently underway in the U.S. These data, together with safety and immune response data from immunogenicity clinical trials in other at-risk patient populations such as patients undergoing orthopedic or cardiothoracic surgery, will be used to apply for an expansion of the initial proposed indication to an indication for the prevention of S. aureus bacteremia and secondary infections caused by bacteremia in at-risk adults.

We completed our initial Phase III double-blind, placebo-controlled and randomized clinical trial for StaphVAX in hemodialysis patients with end-stage renal disease in late 2000. We targeted this patient population because of its relatively high infection rate and because it is at long-term risk of infection and could maximally benefit from the protection that a vaccine may afford. A total of 1,804 patients were included in the clinical trial. Half the enrolled patients were vaccinated with StaphVAX and half received a placebo. The clinical trial population was evaluated at intervals for up to a year to evaluate vaccine safety and S. aureus infection rates. The results of the trial showed that a single injection of StaphVAX was safe and showed a statistically significant reduction in the incidence of S. aureus bacteremia by almost 60% through 10 months post-vaccination. The reduction in bacteremia one year after vaccination was 26%. The decrease in effect from 10 to 12 months was associated with declining levels of antibodies. No significant side effects attributable to the vaccine were noted. The results in end-stage renal disease patients are especially relevant because these patients are severely immune-compromised and therefore, generally respond poorly to vaccines. Based upon previous clinical trials in healthy volunteers, immune-competent patients who are at risk for S. aureus infections are expected to respond more favorably with higher levels of antibody to StaphVAX than end-stage renal disease patients. The significance of the results of this trial was confirmed by publication in the New England Journal of Medicine in February 2002.

To build on the results of our previous Phase III clinical trial completed in 2000, we conducted a booster trial in 2001, giving a second dose of StaphVAX to 77 hemodialysis patients who received an initial dose of the vaccine. The booster trial was designed to evaluate whether patients at long-term risk could respond to a booster dose of the vaccine. The trial demonstrated that a booster dose of the vaccine given to previously vaccinated hemodialysis patients increased the concentration of the vaccine-specific antibodies against S. aureus. The trial results suggest that periodic booster doses of StaphVAX can be administered to increase and sustain antibody levels for patients at chronic risk of S. aureus infection. The average antibody concentrations reached after the booster vaccination were above what our scientists believe to be a protective level, although not as high as those following the first dose of vaccine. In addition, antibody levels decreased more gradually over time after the booster vaccination than following the initial dose.

Altastaph [Staphylococcus aureus Immune Globulin (Human)]. Altastaph is an investigational human polyclonal antibody product that contains high levels of specific antibodies to S. aureus types 5 and 8. These antibodies are collected from the plasma of healthy donors who have been vaccinated with StaphVAX at our antibody collection centers. In contrast to StaphVAX, which is intended to provide long-term protection against S. aureus infection, we are initially developing Altastaph to provide short-term protection to patients at immediate risk of infection, or who have compromised immune systems and cannot respond effectively to a vaccine. High-risk populations that could benefit from a product such as Altastaph include very low birth-weight newborns, trauma patients and patients in intensive care and burn units. This type of protection or treatment may be cost-effective because antibodies in a single dose of Altastaph persist in the bloodstream for a number of weeks and can be available to provide protection for the entire risk period. We are also exploring the use of Altastaph as a therapeutic agent for use in patients with persistent S. aureus infections.

In July 2003, we initiated a randomized, double-blind, placebo-controlled Phase II clinical trial for short-term protection against S. aureus types 5 and 8 in very low birth-weight newborns, with birth weights between 500 and 1500 grams, in 20 neonatology centers throughout the U.S. Newborns will be randomly selected to receive Altastaph or placebo and followed up to 42 days for safety and incidence of infections. We have also initiated a placebo-controlled, double-blind Phase I/II clinical trial of Altastaph in adults with persistent S. aureus infections. We also will monitor clearance and recurrence of infections. We anticipate reporting data from these clinical trials by the end of 2004.

In 1999, we successfully completed a multi-dose Phase I/II clinical trial of Altastaph in very low birth-weight newborns that demonstrated its safety and the presence of measurable antibodies to S. aureus at a variety of dosage levels. The trial indicated that titers of the specific anti-staph antibodies are dose-related. Even the lowest dose of 500 mg/kg of Altastaph resulted in antibody titers that pre-clinical models and clinical trials with StaphVAX indicate may be protective against infection.

Next Generation Products and Other Anti-Bacterial Vaccines in Development. We have identified and patented an antigen, type 336, found on a serotype of S. aureus, that accounts for more than 90% of types 5 and 8 S. aureus clinical infections, or about 10-12% of all clinically significant S. aureus infections. We have identified, purified and characterized the type 336 antigen and have prepared a prototype conjugate vaccine that is capable of protecting animals from challenge with clinical isolates of the serotype. During 1998, we were issued a U.S. patent on the type 336 antigen. Included in the patent were claims relating to vaccines made from type 336 antigen and monoclonal and polyclonal antibodies reactive to the antigen. Patents for type 336 antigen and its use are being pursued worldwide. The second generation of StaphVAX is expected to contain type 336 antigen in addition to S. aureus types 5 and 8 antigens. A second generation of Altastaph is expected to contain type 336 antibodies in addition to S. aureus types 5 and 8 antibodies. We expect these second-generation vaccines to provide coverage for greater than 95% of all clinically significant S. aureus infections.

S. epidermidis and Enterococcus faecalis are the two other clinically significant Gram-positive bacteria that cause hospital-acquired infections. We intend to extend product coverage to these two Gram-positive bacteria in subsequent generations of StaphVAX and Altastaph. We have been issued two patents containing claims covering both a S. epidermidis vaccine and human monoclonal and polyclonal antibodies and have filed patent applications on selected enterococcal antigens. Prototypical S. epidermidis and enterococcal vaccines produced by us have been shown to induce antibodies that are protective in animal models and facilitate elimination of bacteria by the same type of immune system response as StaphVAX.

Other Programs

Civacir [Hepatitis C Immune Globulin (Human)]. Civacir is an investigational human polyclonal antibody product that contains antibodies to HCV. Pre-clinical studies indicate that Civacir contains antibodies that are neutralizing to HCV. We are developing Civacir to prevent hepatitis C disease in HCV-positive liver transplant patients.

HCV has significant social impact because it causes chronic infections in a large percentage of those infected and often results in severe illness and death in later stages of the disease. Chronic HCV infection is a frequent cause of end-stage liver disease in North America and Europe and is present in approximately one third of patients undergoing liver transplants. Moreover, during surgery and in the period immediately following, these patients have no treatment options to prevent reinfection of the transplanted liver. Reinfection of the transplanted liver is almost inevitable within weeks to months after surgery and can occur within days of transplantation. HCV infection also contributes to frequent hospitalizations and failure of the transplanted liver when it occurs in transplant patients. The CDC currently estimates that there are approximately 2.7 million individuals in the U.S. chronically infected with HCV, and the WHO estimates 170 million individuals worldwide are infected with HCV.

The NIH is funding and conducting a Phase I/II clinical trial of Civacir in HCV-positive liver transplant patients at six study sites in the U.S. This trial is a three-armed, randomized, controlled clinical study evaluating two dose levels of Civacir. In this trial the NIH is evaluating the safety of dosing patients with Civacir during and after transplant surgery. The NIH is also evaluating the level of HCV-specific antibodies in trial subjects following dosing, as well as liver enzyme levels, a measure of liver damage, and HCV levels in the transplanted livers. The results of this trial will help us determine the safety of Civacir in this patient population and define the efficacy markers that may be important in subsequent Phase II and III clinical trials. We anticipate receiving the data from the trial in early 2004. The data will then be used to define our continued development strategy with Civacir. Civacir has received Orphan Drug Designation from the FDA.

NicVAX (Nicotine Conjugate Vaccine). NicVAX is an investigational vaccine to prevent and treat nicotine addiction that uses a conjugate vaccine technology similar to StaphVAX and other anti-bacterial vaccines in our pipeline. NicVAX is designed to cause the immune system to produce antibodies that bind to nicotine and prevent it from entering the brain. The stimulus in the brain that is caused by nicotine is therefore no longer present. Preclinical studies showed that vaccination with NicVAX can prevent nicotine from reaching the brain and block the effects of nicotine, including effects that can lead to addiction or can reinforce and maintain addiction.

In August 2003, we announced the initiation of a Phase II dose response, double-blind, placebo-controlled, randomized clinical trial in 63 smokers who have expressed a desire to quit smoking. The trial, which is designed to observe safety, specific nicotine antibody levels and the rate of smoking cessation in trial participants in response to vaccination with NicVAX, is being conducted at three sites in the U.S. This trial is funded in part by a grant from the National Institute on Drug Abuse, or NIDA. In addition, in February 2003, we initiated a placebo controlled, double-blind Phase I/II clinical trial of NicVAX in smokers, ex-smokers and non-smokers in collaboration with researchers at the University of Maastricht in The Netherlands. The primary intent of this trial is to evaluate the development of specific nicotine antibody levels and safety of the vaccine in study participants. Both studies are fully enrolled. We expect to report the full results from The Netherlands trial by the first quarter of 2004 and from the U.S. trial by the second half of 2004.

In 2002, we completed a placebo-controlled, double-blind Phase I clinical trial of a single dose of NicVAX in healthy, non-smoker volunteers with the assistance of funding from NIDA. The intent of the trial was to evaluate the safety and immunogenicity of the vaccine. Analysis of blood samples from the participants showed that a single dose of vaccine resulted in a rapid immune response and generated nicotine-specific antibodies. Local reactions to vaccination were generally mild to moderate, temporary and required no therapeutic intervention. Antibody levels were detected within 7-14 days of vaccination and were either maintained or continued to increase through at least 60 days post-vaccination.

Supply and Manufacturing

We manufacture Nabi-HB in our biopharmaceutical manufacturing facility in Boca Raton, Florida. Additionally, we manufacture clinical lots of our investigational products, Altastaph and Civacir, in this facility. We are considering modifying an unused portion of our Boca Raton facility to manufacture commercial quantities of StaphVAX.

All of our marketed products other than Nabi-HB are manufactured for us by third parties. PhosLo is manufactured for us by Braintree Laboratories, Inc. under an agreement that can be extended until 2018. PhosLo is also manufactured for us by another third-party manufacturer. WinRho SDF is manufactured for us by Cangene under an agreement that terminates in 2005. Aloprim is manufactured for us by DSM under an agreement that terminates in 2004, although we intend to exercise an option to extend that agreement. Baxter supplies Autoplex T to us under a contract that ends in May 2004.

In October 2003 we signed a ten-year agreement with Cambrex Bio Science for the contract manufacturing and commercial supply of StaphVAX.

Competition

PhosLo competes with Renagel, a product marketed by Genzyme Corporation, and calcium carbonate products such as TUMS.

There is one antibody based therapy for prevention of hepatitis B post exposure currently on the market that competes with Nabi-HB. We believe that Nabi-HB has achieved a significant share of the U.S. market for the product.

WinRho SDF is the first and only RhoD antibody based biopharmaceutical product approved for the treatment of ITP. We believe that WinRho SDF has a significant and growing share of the U.S. market for ITP treatment. Competing therapies include steroids, intravenous immune globulin and splenectomy (a surgical procedure to remove the spleen). Rituxan also is being used to treat refractory ITP patients.

Aloprim is the first intraveneous allopurinol therapy available for the treatment of chemotherapy-induced hyperuricemia. Aloprim provides a therapeutic option for patients that cannot tolerate oral allopurinol therapy. In 2002, a new competitive agent using a different mechanism of action was introduced into this market.

Autoplex T competes in the anti-inhibitor segment of the hemophilia A market. There are two significant biopharmaceutical products currently on the market that compete with Autoplex T.

Intellectual Property

Our success depends in part on our ability to maintain our rights to our existing marketed biopharmaceutical products and our ability to obtain patent protection for product candidates in clinical development. Currently, we have 31 granted patents and 62 patent applications pending.

Marketed products

We have two patents granted in the U.S., one patent granted in Canada, and one patent application pending in the U.S. relating to PhosLo. The granted patents contain claims directed to methods of using calcium acetate in an orally ingested form to inhibit gastrointestinal absorption of phosphorus. The claims of the granted patent are directed to methods for the use of PhosLo for our approved application with end-stage renal disease patients. Patent coverage for these claims expires in April 2007. We also have a U.S. patent granted and a U.S. patent application pending with claims to a second-generation, phosphorus-binding composition that comprises calcium acetate in #0 or #2 size capsule form. The capsules are characterized by an enhanced ease of patient use and, as a result, improved treatment management. This granted U.S. patent expires in April 2021 and any patent granted on the pending U.S. patent application would expire in October 2022.

Products in clinical development

We have 25 patents issued and 38 patent applications pending relating to our Gram-positive infectious disease program. We have several U.S. and non-U.S. patents granted or pending for various Staphylococcus and Enterococcus antigens. With respect to Staphylococcus, the patents and pending patent applications relate both to polysaccharide antigens—our “336” S. aureus antigen and “Type I” S. epidermidis antigen—and to a glycopeptide antigen common to S. epidermidis, S. haemolyticus, and S. hominis. Our pending patent applications relate to Enterococcus and describe polysaccharide antigens from E. faecalis and E. faecium, respectively. Currently, we are pursuing claims to one of the E. faecalis antigens.

With regard to S. epidermidis, our two issued U.S. issued patents and many non-U.S. patents contain claims to vaccines and hyperimmune globulins against S. epidermidis surface antigen. Most of these patents expire in 2016. Our four granted U.S. patents and two non-U.S. patents in our S. aureus program contain claims directed to vaccines, antibody based therapies, methods of preparing antigen and diagnostic assays and kits against surface antigens of S. aureus. These patents all expire in September 2016. Additional patent applications still pending include claims directed to the antigens, as well as to compositions, or conjugates, of the antigens, vaccines containing the antigens, antibodies to the antigens, and immunotherapy and diagnostic methods using the antigens and/or the antibodies to the antigens. In addition, we have filed a U.S. patent application covering methods directed to the use of StaphVAX, among other compositions. These two applications, which address a method of protecting a human being with a compromised immune system from Staphylococcal or Enterococcal bacterial infection, include claims that prescribe our use of proprietary antigens. The applications also encompass a method for the use of types 5 and 8 S. aureus antigens.

In addition, we have one U.S. patent and one U.S. and three non-U.S. patent applications pending that contain claims directed to a pharmaceutical composition containing a ßglucan and intravenous hyperimmune globulin, which can be specific for a given pathogenic microorganism. This combination produces an unexpected antimicrobial effect that is greater than that obtained when either the ßglucan or the intravenous hyperimmune globulin is used separately.

Our patent portfolio for technology related to the NicVAX product concerns both compositions and therapeutic methodology for treating or preventing nicotine addiction. In particular, we have three issued patents and 21 applications pending in the U.S. and abroad. Our patent claims are directed to compositions, or conjugates, that comprise nicotine linked to a carrier protein and to the methods for the use of these conjugates to treat or prevent nicotine addiction. We also have claims to a pharmaceutical composition that contains anti-conjugate antibodies, as well as to methods for using those antibodies against nicotine addiction.

Trade Secrets and Trademarks

We rely on unpatented proprietary technologies in the development and commercialization of our products. We also depend upon the unpatentable skills, knowledge and experience of our scientific and technical personnel, as well as those of our advisors, consultants and other contractors. To help protect our proprietary know-how, we often use trade secret protection and confidentiality agreements to protect our interests. We require employees, consultants and advisors to enter into agreements that prohibit the disclosure of confidential information and where applicable require disclosure and assignment to us of the ideas, developments, discoveries and inventions that arise from their activities for us.

We own or license trademarks associated with each of our products, including several national and foreign trademark registrations, or common law rights, for each of our marketed and development products.

MANAGEMENT

The following table presents information about our executive officers and directors.

Name	Age	Position
Thomas H. McLain	45	Chief Executive Officer, President and Director
Raafat E.F. Fahim, Ph.D.	50	Senior Vice President, Technical and Production Operations
Robert B. Naso, Ph.D.	58	Senior Vice President, Research and Development
Henrik S. Rasmussen, M.D., Ph.D.	45	Senior Vice President, Clinical, Medical and Regulatory Affairs
Gary A. Siskowski	58	Senior Vice President, Sales and Marketing
Mark L. Smith	42	Senior Vice President, Finance, Chief Financial Officer, Chief Accounting Officer and Treasurer
David J. Gury	65	Chairman of the Board and Director
David L. Castaldi	63	Director
Geoffrey F. Cox, Ph.D.	60	Director
George W. Ebright	65	Director
Richard A. Harvey, Jr.	54	Director
Linda Jenckes	56	Director
Stephen G. Sudovar	57	Director

Mr. McLain has served as Chief Executive Officer and President since June 2003 and has been a director since April 2001. From November 2002 to June 2003 Mr. McLain served as President and Chief Operating Officer. From April 2001 to November 2002, he served as Executive Vice President and Chief Operating Officer. From 1998 to April 2001, Mr. McLain served as Senior Vice President, Corporate Services and Chief Financial Officer. From 1988 to 1998, Mr. McLain was employed by Bausch & Lomb, Inc., a global eye care company, where, as Staff Vice President, Business Process Reengineering, he led a cross-functional team to restructure the global finance and purchasing organizations. During his tenure with Bausch & Lomb, Mr. McLain held various positions of increasing responsibility, including Staff Vice President, Accounting and Reporting, and Assistant Corporate Controller. Before joining Bausch & Lomb, Mr. McLain practiced with the accounting firm of Ernst & Young LLP.

Dr. Fahim has served as Senior Vice President, Technical and Production Operations since May 2003. He joined us in March 2003 as Vice President of Vaccine Manufacturing Operations. His career includes 14 years, from 1987 to 2001, with Aventis Pasteur, a global vaccine company, where he was instrumental in developing several vaccines from early research to marketed products. During his tenure with Aventis Pasteur he held the positions of Vice President, Industrial Operations; Vice President, Development, Quality Operations and Manufacturing; Director of Product Development; and head of bacterial vaccines research/research scientist. For the year prior to joining Nabi Biopharmaceuticals, Dr. Fahim was an independent consultant, working with Aventis Pasteur and other companies worldwide, on projects that included manufacturing, process improvement, quality operations and regulatory issues. From 2001 until 2002, he served as President and Chief Operating Officer of Lorus Therapeutics, Inc., a biopharmaceutical company.

Dr. Naso has served as Senior Vice President, Research and Development, since August 1998. From 1995 to August 1998, Dr. Naso served as Senior Vice President, Research and Development and General Manager, Rockville Operations. From 1992 to 1995, Dr. Naso served as Vice President of Research and Development (through 1995) and Vice President of Research (through 1994) of Univax Biologics, Inc., which merged with us in 1995. From 1983 to 1992, Dr. Naso was employed at Johnson & Johnson where he held various positions of increasing responsibility in research and development. From 1973 to 1983, Dr. Naso was on the faculty at the University of Texas M.D. Anderson Cancer Center.

Dr. Rasmussen has served as Senior Vice President, Clinical, Medical and Regulatory Affairs since May 2003. He joined us in February 2003 as Vice President of Clinical and Regulatory Affairs. From April 1999 to February 2003, he was Vice President/Senior Vice President of Clinical Research & Regulatory Affairs with GenVec, Inc., a biotech company focusing on gene therapy. From November 1994 to March 1999, Dr. Rasmussen was Vice President of Clinical Research/Senior Vice President of Clinical Research/Regulatory Affairs with British Biotech in Annapolis, Maryland. From 1985 to 1989, he worked at a major university hospital in Copenhagen, focusing on internal medicine (cardiology, gastroenterology, infectious diseases). Dr. Rasmussen spent six years with Pfizer Central Research in Sandwich, England, where he held various management positions within the worldwide clinical development group.

Mr. Siskowski has served as Senior Vice President, Sales and Marketing since October 2001. From June 2000 to October 2001, Mr. Siskowski served as Vice President of New Business Development. In 1994, Mr. Siskowski co-founded Advanced Biologics LLC, a clinical research organization specializing in anti-infectives, and from 1994 to 2000, he served as Vice President of Business Development of Advanced Biologics. From 1988 to 1994, Mr. Siskowski was employed at Ortho-McNeil Pharmaceutical, Inc. to develop and launch products with the anti-infectives franchise. From 1969 to 1988, Mr. Siskowski was employed at Roche Laboratories where he held various positions of increasing responsibility, most recently as its Product Director for the anti-infectives franchise.

Mr. Smith has served as Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer since April 2001. From August 1999 to April 2001, Mr. Smith served as Vice President of Finance and Chief Accounting Officer and as Senior Director of Finance and Chief Accounting Officer. From 1998 to 1999, Mr. Smith served as Vice President of Finance and Administration and Chief Financial Officer of Neuromedical Systems, Inc., where he played a leadership role in that company’s strategic restructuring and sale in connection with a pre-packaged Chapter 11 proceeding under federal bankruptcy laws. From 1996 to 1998, Mr. Smith served in various financial executive capacities at Genzyme Corporation. From 1991 to 1996, Mr. Smith was employed by Genetrix, Inc., most recently as its Chief Financial Officer. Before joining Genetrix Inc., Mr. Smith practiced with the accounting firm of PricewaterhouseCoopers LLP in both Australia and the U.S.

Mr. Gury has served as non-executive Chairman of the Board since June 2003. From November 2002 to June 2003, Mr. Gury served as Chairman of the Board and Chief Executive Officer. From April 1992 to November 2002, Mr. Gury served as Chairman of the Board, President, and Chief Executive Officer. From May 1984 to April 1992, Mr. Gury served as President and Chief Operating Officer. Mr. Gury has been a director since 1984. Mr. Gury began his career at Abbott Laboratories and served in a variety of staff operations and executive capacities at Abbott Laboratories and a spin-off company, Alpha Therapeutic Products, until he joined the Company in 1984.

Mr. Castaldi has been a director since July 1994. He is currently an independent consultant. He was Chancellor and Chief Financial Officer of the Roman Catholic Archdiocese of Boston in 2001. From August 1998 to December 1999, he was Chief Executive Officer of Cadent Medical Corp., a medical device company that he co-founded. Mr. Castaldi was Chairman of the Board of Cadent from October 1996 until Cadent was acquired by Cardiac Science Corp. in July 2000. From August 1996 to August 1998, he was Chairman of the Board and Chief Executive Officer of Biolink Corporation. Mr. Castaldi also serves on the board of directors of Embrex, Inc.

Dr. Cox has been a director since December 2000. He has been Chairman and Chief Executive Officer of GTC Biotherapeutics, Inc., a biopharmaceutical company, since July 2001. From November 1997 to July 2001, he was Chairman of the Board and Chief Executive Officer of Aronex Pharmaceuticals, Inc., a biotechnology company. From 1984 to November 1997, he was employed by Genzyme Corporation, serving most recently as its Executive Vice President, Operations. Dr. Cox also serves on the board of directors of GTC Biotherapeutics, Inc.

Mr. Ebright has been a director since November 1995. Until he retired in December 1994, Mr. Ebright was Chairman of the Board of Cytogen Corporation, a biopharmaceutical company, which he joined in February 1989 as President, Chief Executive Officer, and director. For 26 years prior to 1989, he held various management positions at SmithKline Beecham Corporation, a pharmaceutical company, including President and Chief Operating Officer from 1987 to 1989. Mr. Ebright also serves on the boards of directors of West Pharmaceutical Services, Inc. and Arrow International, Inc.

Mr. Harvey has been a director since 1992. He has been President of Stonebridge Associates, LLC, an investment banking firm, since January 1996.

Ms. Jenckes has been a director since 1997. Ms. Jenckes has been President of Linda Jenckes & Associates, a government relations consulting firm that she founded, since 1995. Ms. Jenckes also serves on the boards of directors of the National Multiple Sclerosis Society and the National Polycystic Kidney Disease Research Foundation.

Mr. Sudovar has been a director since January 2002. He has been President and Chief Executive Officer of EluSys Therapeutics, Inc., a biopharmaceutical company, since September 1999. From 1988 to August 1999, he was President of Roche Laboratories, a global healthcare company. Mr. Sudovar also serves on the board of directors of Atherogenics, Inc.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of our common stock as of December 5, 2003 (except as otherwise indicated in the notes) on an actual basis and as adjusted to give effect to the issuance of 8,500,000 shares of our common stock in this offering, assuming no exercise of the underwriters’ over-allotment option, for the following persons

•	each director,

•	each of our current executive officers named in our proxy statement for our 2003 annual meeting of stockholders,

•	all of our directors and executive officers as a group and

•	each person whom we know beneficially owns more than five percent of our outstanding shares of common stock.

For purposes of this table, the term “beneficial owner” means any person who, directly or indirectly, has or shares the power to vote or dispose of shares of common stock or who has the right to acquire shares of common stock within sixty days of December 5, 2003.

Name of Beneficial Owner	Shares Beneficially Owned(1)		Percent of Shares Beneficially Owned
			Before Offering	After Offering
Directors

David J. Gury	1,195,915	(2)	2.51%	2.13%
David L. Castaldi	67,215	(3)	*	*
Geoffrey F. Cox, Ph.D.	39,102	(4)	*	*
George W. Ebright	43,578	(5)	*	*
Richard A. Harvey, Jr.	45,996	(6)	*	*
Linda Jenckes	44,247	(7)	*	*
Thomas H. McLain	374,392	(8)	*	*
Stephen G. Sudovar	26,497	(9)	*	*

Named Executive Officers

Thomas H. McLain	374,392	(8)	*	*
Robert B. Naso, Ph.D.	336,086	(10)	*	*
Mark L. Smith	144,404	(11)	*	*
All executive officers and directors as a group (13 persons)	2,362,213	(12)	4.85%	4.13%

More Than 5% Stockholders

Deerfield Capital, L.P. et al. 780 Third Avenue, 37th Floor New York, NY 10017	4,200,000	(13)	8.92%	7.55%
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	3,536,800	(14)	7.51%	6.36%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	2,427,372	(15)	5.15%	4.37%

*	Less than 1%.
(1)	Unless otherwise noted, the nature of beneficial ownership consists of sole voting and investment power.

(2)	Consists of (i) 528,158 shares of common stock owned by Mr. Gury, (ii) 106,400 shares of common stock owned by Mr. Gury’s immediate family and 1,500 shares held by Mr. Gury as trustee under trusts for the benefit of his children, as to which Mr. Gury disclaims beneficial ownership, and (iii) 559,856 shares of common stock that may be acquired under stock options that are presently exercisable.
(3)	Consists of (i) 23,515 shares of common stock owned by Mr. Castaldi, (ii) 6,200 shares of common stock owned by Mr. Castaldi’s wife and daughter, as to which Mr. Castaldi disclaims beneficial ownership, and (iii) 37,500 shares of common stock that may be acquired under stock options that are presently exercisable.
(4)	Consists of (i) 9,102 shares of common stock owned by Dr. Cox and (ii) 30,000 shares of common stock that may be acquired under stock options that are presently exercisable.
(5)	Consists of (i) 6,078 shares of common stock owned by Mr. Ebright and (ii) 37,500 shares of common stock that may be acquired under stock options that are presently exercisable.
(6)	Consists of (i) 8,496 shares of common stock owned by Mr. Harvey and (ii) 37,500 shares of common stock that may be acquired under stock options that are presently exercisable.
(7)	Consists of (i) 6,747 shares of common stock owned by Ms. Jenckes and (ii) 37,500 shares of common stock that may be acquired under stock options that are presently exercisable.
(8)	Consists of (i) 45,083 shares of common stock jointly owned by Mr. McLain and his wife, (ii) 130 shares of common stock owned by Mr. McLain’s children, as to which Mr. McLain disclaims beneficial ownership and (iii) 329,179 shares of common stock that may be acquired under stock options that are presently exercisable.
(9)	Consists of (i) 3,997 shares of common stock owned by Mr. Sudovar and (ii) 22,500 shares of common stock that may be acquired under stock options that are presently exercisable.
(10)	Consists of (i) 11,417 shares of common stock owned by Dr. Naso and (ii) 324,669 shares of common stock that may be acquired under stock options that are presently exercisable.
(11)	Consists of (i) 16,286 shares of common stock owned by Mr. Smith and (ii) 128,118 shares of common stock that may be acquired under stock options that are presently exercisable.
(12)	See notes 2-12. Also includes (i) 4,497 shares of common stock and (ii) 40,284 shares of common stock that may be acquired under stock options that are presently exercisable.
(13)	The information in the table and in this note is derived from a Form 13F-HR/A for the calendar quarter ended September 30, 2003 filed with the SEC on November 12, 2003 by Deerfield Management Corporation.
(14)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 13, 2003 by Heartland Advisors, Inc., a registered investment advisor, which has sole voting power over 761,400 shares and sole investment power over 3,536,800 shares, and William J. Nasgovitz, the president and principal shareholder of Heartland Advisors, Inc., who has sole voting power over 2,500,000 shares.
(15)	The information in the table and this note is derived from a Schedule 13G/A filed with the SEC on February 10, 2003 by Dimensional Fund Advisors Inc., a registered investment advisor. Dimensional Fund Advisors Inc. disclaims beneficial ownership of these shares.

UNDERWRITING

Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. is acting as representative, has severally agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	4,250,002
Wachovia Capital Markets, LLC	1,416,666
U.S. Bancorp Piper Jaffray Inc.	1,416,666
Harris Nesbitt Corp.	1,416,666

Total	8,500,000

The underwriting agreement provides that the underwriters’ obligations to purchase common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased,

•	the representations and warranties made by us to the underwriters are true and correct in all material respects,

•	there is no material change in the financial markets and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The underwriters have advised us that they propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $0.36 per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us. The underwriting discount is the difference between the offering price and the amount the underwriters pay to purchase the shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,275,000 shares. The underwriting discounts and commissions equal 6.0% of the public offering price.

	Amount We Will Pay
	No Exercise	Full Exercise
Per share	$0.60	$0.60
Total	5,100,000	5,865,000

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000. We have agreed to pay such expenses.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an aggregate of 1,275,000 additional shares of common stock, exercisable solely to cover over-allotments at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters.

Lock-up Agreements

We, along with our directors and executive officers, have agreed under lock-up agreements not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of Lehman Brothers Inc., or except as contemplated by the underwriting agreement, for a period of 90 days from the date of this prospectus.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Over-Allotment, Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

Over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Investment Banking

From time to time, certain of the underwriters or their affiliates provide investment banking services for us. In particular, Lehman Brothers Inc. acted as placement agent for a private placement of our common stock in July 2003. Lehman Brothers Inc. received a fee that we believe was customary for its services. In the July 2003 placement, an affiliate of Lehman Brothers Inc. purchased from us 500,000 shares of common stock at a price of $6.00 per share. The Lehman Brothers Inc. affiliate invested on the same terms and conditions as other investors in that offering.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of our common stock. The underwriters are not responsible for information contained in web sites that they do not maintain.

Offers and Sales in Canada

Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

LEGAL MATTERS

Nutter, McClennen & Fish, LLP, Boston, Massachusetts will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Constantine Alexander, a partner of Nutter, McClennen & Fish, LLP, is the corporate secretary of Nabi Biopharmaceuticals. Morrison & Foerster LLP, New York, New York will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Nabi Biopharmaceuticals appearing in Nabi Biopharmaceuticals’ Annual Report (Form 10-K) for the year ended December 28, 2002, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and certain costs and expenses of the PhosLo Product Line of Braintree Laboratories, Inc. appearing in Nabi Biopharmaceuticals’ Current Report (Form 8-K) filed on August 15, 2003, as amended on October 7, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such statements of revenues and certain costs and expenses are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

We make available free of charge through our Internet website at http://www.nabi.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information contained in other documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below.

•	our annual report on Form 10-K for the fiscal year ended December 28, 2002, filed on February 28, 2003 (SEC File No. 000-04829),

•	our definitive proxy statement on Schedule 14A for our 2003 annual meeting of stockholders, filed on April 17, 2003 (SEC File No. 000-04829),

•	our quarterly report on Form 10-Q for the quarter ended March 29, 2003, filed on April 28, 2003 (SEC File No. 000-04829),

•	our current report on Form 8-K, filed on June 23, 2003 (SEC File No. 000-04829),

•	the information contained in item 5 of our current report on Form 8-K, filed on July 14, 2003 (SEC File No. 000-04829),

•	our current report on Form 8-K, filed on July 23, 2003 (SEC File No. 000-04829),

•	our quarterly report on Form 10-Q for the quarter ended June 28, 2003, filed on July 25, 2003 (SEC File No. 000-04829),

•	our current report on Form 8-K, filed on August 15, 2003 (SEC File No. 000-04829),

•	our amendment no. 1 to current report on Form 8-K/A, filed on October 7, 2003 (SEC File No. 000-04829),

•	our amendment no. 2 to current report on Form 8-K/A, filed on October 7, 2003 (SEC File No. 000-04829),

•	our current report on Form 8-K, filed on October 9, 2003 (SEC File No. 000-04829),

•	our quarterly report on Form 10-Q for the quarter ended September 27, 2003, filed on October 27, 2003 (SEC File No. 000-04829),

•	our amendment no. 1 to quarterly report for the quarter ended September 27, 2003 on Form 10-Q/A, filed on October 29, 2003 (SEC File No. 000-04829),

•	our current report on Form 8-K, filed on December 10, 2003 (SEC File No. 000-04829) and

•	the description of our common stock contained in our registration statement on Form 10, filed on May 4, 1970, as amended by our current report on Form 8-K, filed on August 15, 2003 (SEC File No. 000-04829).

All documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus.

The reports and other documents that we file after the date of this prospectus will modify, supplement and supercede the information in this prospectus. We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to:

Nabi Biopharmaceuticals

5800 Park of Commerce Boulevard N.W.

Boca Raton, FL 33487

(561) 989-5800

Fax: (561) 989-5801

Attn: Investor Relations

8,500,000 Shares

Common Stock

PROSPECTUS

December 17, 2003

LEHMAN BROTHERS

WACHOVIA SECURITIES

U.S. BANCORP PIPER JAFFRAY

HARRIS NESBITT GERARD